UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Dividend Distribution – Supplemental Report

Item 1

Dividend Distribution – Supplemental Report

Further to the Company's immediate report dated February 26, 2025, as amended on February 27, 2025 (reference number 2025-02-013646) regarding a dividend distribution out of the Company’s earnings in the amount of about $52 million, the Company hereby reports that the dividend amount per share in US dollars is $0.04030, and the dividend amount per share for shareholders who will receive the payment in Shekels is ILS 0.1469338, based on March 11, 2025’s representative exchange rate as published by the Bank of Israel.

The dividend will be paid only to registered shareholders entitled to receive US$2 or more.

The record date is March 12, 2025, and the payment date is March 25, 2025.

From the current dividend payment, Israeli tax will be withheld at the following rates: (1) with respect to about 89% of the dividend, an Israeli resident company will not be charged for withholding tax; the withholding tax rate for an Israeli-resident individual will be 25%; and the withholding tax rate for foreign residents (individuals and companies) will be 25% or in accordance with the applicable international tax treaties – whichever is lower; (2) with respect to about 11% of the dividend, Israeli residents (individual and companies) will be charged for withholding tax at the rate of 15% and foreign residents (individuals and companies) will be charged for withholding tax at the rate of 15% or in accordance with the applicable international tax treaties – whichever is lower.

For additional information as to a possible refund procedure for taxes withheld in excess of the withholding tax rates described above, from shareholders holding shares that are traded on NYSE not through an Israeli bank, please visit the Company's webpage, by clicking this link: https://iclgroupv2.s3.amazonaws.com/corporate/wp-content/uploads/sites/1004/2020/11/ICL-Tax-Withholding-Ruling-2020.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
Name: Aviram Lahav
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name: Aya Landman
Title: VP, Chief Compliance Officer & Corporate Secretary

Date: March 12, 2025